UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42469

Uni-Fuels Holdings Limited

(Registrant’s Name)

9 Temasek Boulevard, Suntec Tower 2 #19-03

Singapore 038989

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On October 16, 2026, the board of directors (the “Board”) of Uni-Fuels Holdings Limited (the “Company”) passed written resolutions approving and recommending to shareholders of the Company a share consolidation of the Company’s authorized, issued and outstanding Class A ordinary shares, par value US$0.0001 per share, and Class B ordinary shares, par value US$0.0001 per share on a 1-for-10 basis (the “Share Consolidation”) and approving the form of written resolutions of shareholders to effect the Share Consolidation.

On October 16, 2026, the Company circulated and mailed the written resolutions of shareholders to the Company’s shareholders of record. Only the legal owners of record registered in the Company’s register of members maintained by the Company’s transfer agent were entitled to receive and execute the written resolutions of shareholders. Pursuant to Article 8.1(b) and Article 11.16 of the third amended and restated memorandum and articles of association of the Company, the shareholders of the Company representing a majority of the votes entitled to be cast on the resolution passed an ordinary resolution in writing without holding a meeting, approving the Share Consolidation (“Written Resolutions of Shareholders”), with such Written Resolutions of Shareholders taking effect upon being passed.

Pursuant to the Share Consolidation, every ten (10) issued and unissued Class A ordinary shares of par value US$0.0001 each will be consolidated into one (1) Class A ordinary share of par value US$0.001 each, and every ten (10) issued and unissued Class B ordinary shares of par value US$0.0001 each will be consolidated into one (1) Class B ordinary share of par value US$0.001 each, and such consolidated shares shall have the same rights and be subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s current memorandum and articles of association. No fractional shares will be issued in connection with the Share Consolidation, and any fractional entitlements will be rounded up to the next whole share. Following completion of the Share Consolidation, the Company’s authorized share capital will be US$500,000 divided into (a) 450,000,000 Class A ordinary shares of par value US$0.001 each and (b) 50,000,000 Class B ordinary shares of par value US$0.001 each.

The Company will announce the market effective date of the Share Consolidation separately.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business , the risk that we may be unable to realize our anticipated growth strategies and expected internal growth, changes in the availability and cost of professional staff which we require to operate our business, changes in customers’ preferences and needs, changes in competitive conditions and our ability to compete under such conditions, changes in our future capital needs and the availability of financing and capital to fund such needs, changes in currency exchange rates or interest rates, projections of revenue, profits, earnings, capital structure and other financial items, changes in our plan to enter into certain new business sectors and other factors beyond our control and other risks contained in reports filed by the Company with the SEC. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNI-FUELS HOLDINGS LIMITED

Date: October 20, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer

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